[HOLOGIC LETTERHEAD]

September 7, 2007

VIA FACSIMILE AND EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Mail Stop 6010

Re:	Hologic, Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed August 20, 2007

File No. 333-144238

Ladies and Gentlemen:

Set forth below are the responses of Hologic, Inc. (the “Company” or “Hologic”) to the comments of the staff of the Securities and Exchange Commission (the “SEC”) contained in a letter (the “Comment Letter”) from the SEC dated August 31, 2007 relating to Amendment No. 1 to the Company’s Registration Statement on Form S-4, filed on August 20, 2007 (“Form S-4”). The numbered paragraphs below refer to the numbered paragraphs in the Comment Letter. For convenience, each of the Company’s responses is preceded by the text of the comment from the Comment Letter.

Accounting Treatment, page 105

1. SEC Comment: We refer to our prior comment 3. We noted from your response that the Board will be comprised of 6 members from Hologic and 5 members from Cytyc. However, we also noted that the Chairman of the Board will be the current President and CEO of Cytyc. Please tell us how you considered that the Chairman will be from Cytyc in your conclusion to points c and d that these criterion indicate Hologic is the accounting acquirer.

Company Response: In our prior response to the staff’s comment 3 we evaluated the various accounting considerations with respect to the facts and circumstances contained in the Merger Agreement and other relevant factors in our determination of the accounting acquirer. Our determination of the accounting acquirer was based upon paragraph 17 of Statement of Financial Accounting Standards No. 141, BUSINESS COMBINATIONS (“SFAS 141”), which provides guidance for determining the accounting acquirer in a business combination when equity interests are exchanged between two entities.

Under point c of our prior response we reviewed the following criterion.

c. The composition of the governing body of the combined entity—all else being equal, the acquiring entity is the combining entity whose owners or governing body has the ability to elect or appoint a voting majority of the governing body of the combined entity.

Glenn P. Muir

Hologic, Inc.

September 7, 2007

In connection with our conclusion that this criterion indicates that Hologic is the accounting acquiror, we noted as follows:

Upon the consummation of the transaction, the board of directors of the combined entity will consist of 11 directors and will be comprised of six directors nominated by Hologic and five directors nominated by Cytyc, and a majority of the committee members as well as the chairman of the audit, nominating and corporate governance and corporate development committees will be Hologic-nominated directors. The audit, nominating and corporate governance and corporate development committees will each consist of an odd number of directors, consisting of one more continuing Hologic director than continuing Cytyc directors, and the chairman of each of these committees will be a continuing Hologic director. The compensation committee will consist of an even number of directors, consisting of an equal number of continuing Cytyc directors and continuing Hologic directors, and the chairman of the compensation committee will be a continuing Cytyc director.

From the effective time of the merger until immediately prior to Hologic’s annual meeting of stockholders to be held in 2009, vacancies on the board of directors of Hologic will be filled as follows: (i) all vacancies created by the cessation of service of a continuing Hologic director who is an independent director will be filled by a nominee proposed to the nominating and corporate governance committee by a majority of the remaining continuing Hologic directors, (ii) all vacancies created by the cessation of service of a continuing Cytyc director who is an independent director will be filled by a nominee proposed to the nominating and corporate governance committee by a majority of the remaining continuing Cytyc directors, and (iii) all remaining vacancies will be filled by a nominee proposed and selected by the nominating and corporate governance committee. As described above, the nominating and corporate governance committee will be controlled by continuing Hologic directors.

A continuing director is defined as a Hologic or Cytyc designated director at the time of the merger or a director appointed by Hologic or Cytyc directors prior to Hologic’s 2009 annual meeting of stockholders. Any changes to the bylaw provisions regarding the board or committee split prior to Hologic’s 2009 annual meeting of stockholders will require the affirmative vote of at least 75% of the full board of directors.

In connection with our conclusion referenced above, we also considered the fact that the current president and chief executive officer of Cytyc will be appointed as the chairman of the board of Hologic at the effective time of the merger. In our analysis we noted that the chairman of the board will have no special powers or authority with respect to the nomination of the combined company’s directors, nor is it anticipated that the chairman of the board would serve on the nominating and corporate governance committee, which is anticipated to be comprised solely of independent directors.

Glenn P. Muir

Hologic, Inc.

September 7, 2007

We further noted that the appointment would not affect (a) the agreement to maintain the Hologic continuing directors as majority directors up to Hologic’s 2009 annual meeting of the stockholders, or (b) that it will be the Hologic continuing directors that will (i) constitute a majority of the nominating and corporate governance committee, (ii) provide the chair of the nominating and corporate governance committee, and (iii) constitute a majority of the board of directors; thereby controlling the ability to elect or appoint a voting majority of the governing body once the initial agreement regarding the election of directors expires. As a result, we did not view the appointment of the current president and chief executive officer of Cytyc as chairman of the board of the combined company as affecting our conclusion that the criterion of point c indicates that Hologic is the accounting acquiror.

Under point d of our prior response we reviewed the following criterion.

d. The composition of the senior management of the combined entity—all else being equal, the acquiring entity is the combining entity whose senior management dominates that of the combined entity. Senior management generally consists of the chairman of the board, chief executive officer, chief operating officer, chief financial officer, and those divisional heads reporting directly to them, or the executive committee if one exists.

In connection with our conclusion that this criterion indicates that Hologic is the accounting acquiror, we noted as follows:

At the effective time of the merger, it is contemplated that the chief executive officer, president, chief financial officer, chief information officer and senior vice president of human resources of the combined entity will be executives who were Hologic executives prior to the combination. The chief executive officer will report to the board of directors and will determine the composition of senior management of the combined entity. All other executive officers will report only to the chief executive officer. Patrick J. Sullivan, current president and chief executive officer of Cytyc, will be appointed as the chairman of the board of Hologic at the effective time of the merger.

As noted in that response, the current chief executive officer, as well as other significant executive officers of Hologic will retain their positions in the combined company, the chief executive officer will report to the full board of directors (not to the chairman of the board) and will determine the composition of senior management of the combined entity, and all other executive officers will report only to the chief executive officer. Accordingly, it is contemplated that the executive decisions with respect to operational matters (subject to the oversight of the full board of directors) will be vested with the chief executive officer. The chief executive officer is also designated to serve as one of Hologic’s continuing directors and as such will participate in decisions of the board of directors with the same vote as all other directors, including the chairman of the board. Because of the anticipated retention of Hologic’s chief executive officer, chief operating officer, chief financial officer, as well as other Hologic executive officers, to manage the operations of the combined company, we did not view the appointment of the current president and chief executive officer of Cytyc as chairman of the board of the combined company as affecting our conclusion that the criterion of point d indicates that Hologic is the accounting acquiror.

Glenn P. Muir

Hologic, Inc.

September 7, 2007

Unaudited Pro Forma Condensed Combined Financial Information, page 175

Notes to Unaudited Pro Forma Condensed Financial Statements, page 181

Note 1. Basis of Presentation, page 181

2. SEC Comment: We note that you reflect Cytyc’s results of operations for the three months ended December 31, 2006 in the pro forma statements of operations for both the fiscal year ended December 13, 2006 and the nine months ended June 30, 2007. Please provide quantitative and narrative disclosures about the gross profit, operating expenses and operating income for the period included twice. We refer you to article 11-02(c)(3) of Regulation S-X.

Company Response: In response to the Staff’s comment, we have revised the disclosure under Note 1 in the Notes to the Unaudited Pro Forma Condensed Combined Financial Statements to include disclosure of the revenues, gross profit, operating expenses and operating income for Cytyc’s three months ended December 31, 2006. See page 181 of Amendment No. 2 to Form S-4.

Note 2. Purchase Price, page 182

3. SEC Comment: Please revise to exclude the Cytyc outstanding debt assumed from your calculation of the purchase price, or tell us how this presentation is consistent with paragraphs 20-34 and 37(g) of SFAS 141.

Company Response: In response to the Staff’s comment, we have revised the disclosure under Note 2 in the Notes to the Unaudited Pro Forma Condensed Combined Financial Statements to exclude Cytyc’s outstanding debt assumed in our calculation of purchase price. We also revised our purchase price allocation to include Cytyc’s outstanding debt in the book value of net assets acquired and the description of book value of net assets acquired within Note 2(c). See page 182 and 183 of Amendment No. 2 to Form S-4.

Glenn P. Muir

Hologic, Inc.

September 7, 2007

Hologic, Inc. Unaudited Pro Forma Condensed Consolidated Statements of Operations, page 188

4. SEC Comment: Please disclose the periods represented by the columns for R2 and Suros.

Company Response: In response to the Staff’s comment, we have added disclosure of the periods presented to the column headings for R2 and Suros. See page 188 of Amendment No. 2 to Form S-4.

5. SEC Comment: Please revise so that the row for revenue adds across. It appears that adjustment I is not included in the pro forma combined amount and that adjustment D was subtracted and not added. Please note that if you add adjustment D, please tell us and disclose why you added the amount given the description of the adjustment as an elimination entry on page 189.

Company Response: In response to the Staff’s comment, we have reviewed the pro forma adjustment amount and noted that the incorrect number was used in the pro forma adjustment column for adjustment D to revenue. The appropriate adjustment is to reduce revenue in the amount of $330 which will result in the row appropriately adding across. See page 188 of Amendment No. 2 to Form S-4.

Cytyc Corporation Unaudited Pro Forma Condensed Consolidated Statements of Operations, pages 190 and 191

6. SEC Comment: Please disclose the periods represented by the columns for Adeza and Adiana.

Company Response: In response to the Staff’s comment, we have added disclosure of the periods presented to the column headings for Adeza and Adiana. See page 190 and 191 of Amendment No. 2 to Form S-4.

Glenn P. Muir

Hologic, Inc.

September 7, 2007

Should any members of the Staff have any questions regarding the foregoing, please feel free to contact the undersigned at (781)999-7373, Philip J. Flink, Edwin C. Pease or Nina E. Andersson-Willard of Brown Rudnick Berlack Israels LLP at (617)856-8200.

Very Truly Yours,

HOLOGIC, INC.

By:	/s/ Glenn P. Muir
Glenn P. Muir
Executive Vice President Finance and Administration and Chief Financial Officer

cc	Peggy Fischer, Assistant Director

Julie Sherman

Kaitlin Tillian, Assistant Chief Accountant

Geoffrey Kruczek, Esq.

John W. Cumming, Chief Executive Officer

Robert A. Cascella, President

Philip J. Flink, Esq.

Samuel P. Williams, Esq.

Edwin C. Pease, Esq.

Nina E. Andersson, Esq.

Patrick J. Sullivan, President Chief Executive Officer

A. Suzanne Meszner-Elrich, Esq.

Joseph E. Gilligan, Esq.

Joseph G. Connolly, Jr.

Amit Saluja, Esq.